Exhibit 99.4

Dear valued ADR holder,

We hereby inform you that the 2022 annual general meeting of Achilles Therapeutics plc (the “Company”) will take place on Tuesday, June 28, 2022 at 17:00 UK time (12:00 Eastern Time) at 245 Hammersmith Road, London W6 8PW (the “AGM”). As investors increasingly prefer to access AGM-related information online instead of receiving printed documents, and for environmental reasons, the Company has decided to reduce the amount of paper used for this mailing. As a result, you are only receiving this letter accompanied by your voting instruction card. Information regarding the AGM, including the Notice of AGM (the “AGM Notice”), may be accessed through the “Investor Relations” section of the Company’s website, at:

https://ir.achillestx.com/agm2022

The proposed running order of the AGM is set out below (all times UK time):

17:00 – 17:10	Welcome and open Meeting
17:10 – 17:40	Presentation by the Chairman of the Board
17:40 – 18:00	Q&A
18:00	Close of Meeting

Please note that the AGM will be held as a physical meeting at the Company’s offices. To support engagement with our shareholders and ADR holders, it is our intention to live stream the AGM by webcast and to enable questions relating to the AGM resolutions to be submitted in advance of the AGM by shareholders and ADR holders. ADR holders are invited to submit their questions in advance by sending an email to shares@achillestx.com with ‘AGM question’ in the title line by 17:00 UK time (12:00 Eastern Time) on 21 June 2022. Further details are available in the AGM Notice.

If an ADR holder wishes to listen to the AGM webcast, please email your name, address and email id to shares@achillestx.com with ‘2022 AGM webcast’ in the title line. The Company will email the access details directly to the ADR holder to listen to the proceedings in the AGM. The email must be received by the Company no later than 17:00 UK time (12:00 Eastern Time), on June 21st, 2022 in order for the ADR holder to be entitled to access the broadcast. Please note that this will not enable you to participate in the business of the AGM remotely or vote electronically as part of the AGM. Instead, you are strongly encouraged to vote by proxy using voting instructions supplied with this letter by no later than 22 June 2022.

Achilles Therapeutics plc	T:	+44 (0) 208 1544600
245 Hammersmith Road	E:	info@achillestx.com
London W6 8PW	W:	achillestx.com

Achilles Therapeutics plc is a public limited company registered in England and Wales with registered number 13027460. Registered Office: 245 Hammersmith Road, London W6 8PW.

If you do not have access to the internet and would like to obtain a printed copy of the AGM-related information please write to the following address and physical copies of the relevant documents will be sent to you:

Proxy Services Corporation

10 Drew Court – Suite #3

Ronkonkoma, NY 11779

Alternatively, you may call the following number: 1-800-555-2470

Thank you for your ongoing support of Achilles Therapeutics.

Edwin Moses

Chairman

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